FOR IMMEDIATE RELEASE

                     Contacts:   Tammy L. Martin,
                                 Executive Vice President
                                 Chief Administrative Officer
                                 Richard Kebert, Chief Financial Officer
                                 (216) 241-2555


                 PHONETEL CCI MERGER AGREEMENT TERMINATED

               August 21, 1997 (Cleveland, Ohio) - PhoneTel Technologies, Inc. (AMEX: PHN) announced today that the Agreement and Plan of Merger pursuant to which PhoneTel was to acquire Communications Central, Inc. (NASDAQ: CCIX) has been terminated. Accordingly, the tender offer for all shares of Communications Central common stock has been terminated and all tendered certificates will be returned to the tendering stockholders.